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LAURA M. MEDINA
(720) 566-4022
Imedina@cooley.com
June 13, 2006
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Jeffrey P. Riedler

Re:	Replidyne, Inc.
Registration Statement on Form S-1
Filed on April 5, 2006
(File No. 333-133021)
Ladies and Gentlemen:
On behalf of Replidyne, Inc. (the “Company”), we are transmitting for filing one copy of Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-133021 (the "Registration Statement”), marked to show changes to Amendment No. 1 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on May 22, 2006.
The Amendment is being filed in response to comments received from the staff of the Commission (the "Staff") by letter dated June 8, 2006, with respect to the Registration Statement. The numbering of the paragraphs below corresponds to the numbering of the comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of the responses in this letter correspond to the page numbers of the Amendment.
Comments Applicable to the Entire Document
1.	Comment:We have noted your response to comment 4. However, a number of the examples included in our comment continue to appear in the registration statement and others were added to the revised disclosure. Technical jargon is not likely to be understood by your readers and should not appear in the forefront of the prospectus. Accordingly, please replace the jargon with an explanation in plain English. If you cannot convey these ideas without jargon, please explain what the jargon means at the

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first place the terms appear. Here are some examples, from the summary alone, of jargon that still needs to be addressed:
•	Expert treatment guidelines

•	Promising platform..having no cross-resistance

•	Aminoacyl tRNA synthetases

•	Novel class of selective inhibitors of methionyl tRNA synthetase

•	Proprietary bacterial DNA replication inhibitor technology

•	Reconstituted high-throughput assays targeting the central DNA replication complex

•	In-house discovery research platform

•	identifying compounds that are inhibitory in the assays

•	lead optimization
Please revise the summary and the body of the prospectus as we previously requested.

Response: The Company has revised the disclosure throughout the Registration Statement in response to the Staff’s comment. In particular, the Company has rewritten parts of the forefront of the prospectus so that it can be more easily understood. With respect to certain of the scientific terms discussed, the Company has revised the disclosure in the more detailed latter portions of the prospectus to provide additional explanation of the meaning of such terms. The Company respectfully submits to the Staff that, with respect to certain of these scientific terms, these are not narrow technical jargon but are instead scientific terms that are commonly used and well understood. Nonetheless, the Company has revised its disclosure to more clearly explain these terms. As noted above, we have rewritten parts of the forefront of the prospectus to reduce detailed discussion of certain scientific terms by focusing on core concepts important to prospective investors.
Prospectus Summary page 1
2.	Comment: We have not received the supporting information we requested in comment 6. Please provide it with your next amendment.

Response: The Company respectfully informs the Staff that this supporting information was delivered via federal express on June 12, 2006 to the attention of Mary K. Fraser of the Securities and Exchange Commission.
Risk Factors — page 7
Reimbursement may not be available for our product candidates, which could diminish our sales or affect our ability to sell our products profitably. — page 20

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3.	Comment: We note the revisions you made to this risk factor in the amendment. We do not think that revisions to Medicaid enacted in December of 2003 are “recent.” As currently drafted, the disclosure implies that you do not know how these revisions would affect reimbursement for your product. Please revise the disclosure to more specifically describe the proposed or enacted changes that apply to you and your product. If you do not know how they would apply to your product, explain why you don’t know.

Response: In response to the Staff’s comment, we have revised the disclosure on page 20 to make clear that the Company is not aware of what reimbursement levels will be established under Medicare for drugs such as Orapem that have not yet been approved. This new program will apply to the Company, but the Company has not yet dealt with the payors since the Company does not yet have an approved drug.
It is difficult and costly to protect our proprietary rights, and we may not be able to ensure their protection. — page 22
4.	Comment: In the fourth paragraph of this risk factor your refer to a “Section 505(b)(2) filing.” Your readers are not likely to know what you are referring to. Please explain. It appears that you may be indicating that your product will be subject to generic competition within four years after FDA approval. If so, this is very material information for investors and should be clearly and prominently disclosed. We note that at the current time there are 15 pages of risk factors preceding this one and a number of those risk factors do not appear to be as significant as this one. Please revise the document accordingly.

Response: In response to the Staff’s comment, we have included new disclosure on pages 11 and 23.
Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders. — page 28
5.	Comment: Please revise the last paragraph to clarify that the prohibition does not apply if the transaction is approved by the board.

Response: The disclosure has been revised on page 28 in response to the Staff’s comment.
Use of Proceeds — page 28
6.	Comment: We have considered your response to comment 13. However, we continue to believe that you need to provide more specific information about how far along the development spectrum that you anticipate the proceeds will enable you to go and what

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other sources of funding you currently intend to use for these purposes. For example, do you intend to use any of the funds received from Forest Labs for these purposes as well? Disclose whether you currently anticipate that material amounts of additional funding will be necessary to achieve the purposes you have identified. If so, disclose the amounts of other funds that will be necessary and the sources you will obtain them from.

Response: The Company has revised the disclosure on pages 30 and 31 to address each of the issues raised in the Staff’s comment, except for the disclosure of a specific amount of other funds that will be necessary to achieve the purposes identified. The Company respectfully submits to the Staff that, due to the numerous risks and uncertainties noted in the disclosure on page 31, the Company is unable to reasonably estimate the amounts of other funds that will be necessary to achieve the purposes identified and that to do so in this context could actually be misleading to prospective investors. The Company describes in detail the uncertainties inherent in efforts to complete clinical trials, obtain regulatory approval and successfully commercialize a new product candidate. The Company then explains that whether additional funding will be needed is directly affected by those uncertainties. The sources for such additional funding are described as the Company’s available cash, cash equivalents, short-term investments, funding received from collaborators, net proceeds from the offering and interest earned on those balances. If those sources of funds are not sufficient to fund future capital needs, then the Company states that it may need to raise additional capital through various avenues that are described in that section along with the risks associated with such fundraising efforts. The Company believes that a candid discussion of these matters regarding potential future funding needs is more valuable to investors than a mere guess at a dollar figure, the uncertain nature of which would be of limited utility and could actually be misleading.
7.	Comment: We note that you have deleted milestone payments as a use of the proceeds of this offering. Please tell us why.

Response: The concept of milestone payments is now addressed in the bullet statement on page 30 pertaining to the use of the remaining net proceeds from the offering and available cash, cash equivalents and short-term investments. As of March 31, 2006, the Company had $109.5 million in cash, cash equivalents and short-term investments. The Company anticipates paying any future milestones from its cash, cash equivalents and short-term investments currently available. In addition, the amount and timing of milestone payments due to Daiichi Asubio are dependent on the achievement of milestones that, once achieved, would often times result in the Company receiving payments from Forest Laboratories, which such payments would become cash on hand available to fund the milestone payments due to Daiichi Asubio. For these reasons, the Company does not currently anticipate that milestone payments would be funded by the net proceeds from the offering.

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8.	Comment: You now say that you will use the “remainder” to fund working capital, capital expenditures and other general corporate purposes. Please be more specific about what items are included in each of these categories. Please provide disclosure about your intended capital expenditures as specified in Item 504 of Regulation S-K.

Response: The Company has deleted reference to capital expenditures as part of the items for which the remainder of the net proceeds from the offering would be applied, since this is not a principal purpose, as contemplated by Item 504, for which the net proceeds are intended to be used except as otherwise already included within the amounts intended to be used for the principal purposes set forth in the first three bullets of that disclosure or as contemplated within the concept of general corporate purposes. As to working capital and general corporate purposes, the Company has identified certain examples of potential expenditures included in these items, but the Company respectfully submits that providing a complete listing of all items included in these broad categories would be unwieldy and not useful or material to investors and that the current disclosure provides sufficient information to prospective investors to understand the nature and magnitude of the principal uses of proceeds described in this section.
Principal Stockholders — page 99
9.	Comment: In comment 18 of our previous letter we requested that you provide the name of the natural person(s) possessing voting and investment authority over the securities listed in the table that are owned by non-natural persons. Your response indicates that the information can now be found on pages 100-101. However, we note that footnotes 1-4 and 7-8 still do not contain this information. Please revise as we previously requested.

Response: The disclosure has been revised in footnotes 1-4 and 7-8 on pages 100 and 101 in response to the Staff’s comment.
Financial Statements, page F-1
Balance Sheets, page F-3
1.	Comment: Refer to your response to comment 20. Please ensure that you have disclosed the liquidation preference for all periods presented.

Response: In response to the Staff’s comment, we have revised the disclosure on page F-3 to disclose the liquidation preference for all periods presented.
Notes to Financial statements page F-10
     (5) Related-Party Transaction, page F-23

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(a) Clinical Trials Service Agreement with Quintiles, Inc., page F-23
2.	Comment: In addition to what you have provided in response to comment 22, please quantify the fees you are obligated to pay under the agreement. The expanded discussion should include both the fixed and the variable fees with an explanation of how the variable fees are calculated, and your minimum and/or maximum fee obligations under the agreement, if applicable.

Response: We note the Staff’s comments related to the obligations under our clinical trials service agreement with Quintiles, Inc. Under the terms of the Company’s Master Service Agreement, the Company is obligated to pay fees only in connection with services provided or expenses incurred by Quintiles. The Agreement does not include minimum or maximum fee obligations. In the event that either party terminates the Agreement, the Company is responsible only for services and/or expenses that have accrued through the date of termination.
(7) Preferred Stock, page F-26
(e) Redeemable Convertible Preferred Stock Warrants, page F-27
3.	Comment: It is still not clear in your response to comment 24 how you have considered the conversion feature of the preferred stocks, into which the warrants are exercisable, when determining the warrants to be a liability. Please explain how you have determined that the preferred stocks are mandatorily redeemable, rather than conditionally redeemable, given its conversion feature. Refer to paragraph A9 of SFAS 150.

Response: We note the Staff’s comments related to our preferred stock warrants and the methodology used to determine that the warrants are a liability under SFAS 150. In considering whether the warrants are a liability under SFAS 150, we considered FASB Staff Position 150-5 (FSP 150-5). Paragraph 5 of FSP 150-5 states that “Paragraph 11 of Statement 150 applies to freestanding warrants and other similar instruments on shares that are either puttable or mandatorily redeemable regardless of the timing of the redemption feature or the redemption price because those instruments embody obligations to transfer assets. Therefore, paragraph 11 applies to warrants on shares that are redeemable immediately after exercise of the warrants and also to those that are redeemable at some date in the future”. Paragraph 7 of FSP 150-5 adds that “...warrants for puttable shares conditionally obligates the issuer to ultimately transfer assets... Thus warrants for both puttable and mandatorily redeemable shares are analyzed the same way and are liabilities under paragraph 11, even though the number of conditions leading up to the possible transfer of the assets differs for those warrants”. Based on telephone conversations with Keira Ino of the Staff, we believe that the Staff has resolved its question on this matter.

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(9) Stock Options and Employee Benefits, page F-30
4.	Comment: It does not appear reasonable that the fair value of your common stock was $1.83 per share in April and May 2006 when you filed Form S-1 on April 5, 2006 and the estimated offering range was $3.14 to $3.39. Further, it is not clear what caused any increase in the fair value of your common stock after February 10, 2006 the date you entered into the Forest Laboratories Agreement. Finally, more fully justify the relationship between the fair value of the common stock of $.19 per share at the time of the Series D preferred offering at $1.80 per share. Explain how you valued the liquidation preference given the fact that the money received from the offering is quickly spent on the company’s research programs and not available to pay liquidation preferences. Please revise your valuations and the changes in values as necessary or explain fully why no revision is necessary.

Response: The Staff’s comments related to the estimated fair value of the Company’s common stock of $1.83 per common share compared to the preliminary estimated filing range of $3.14 to $3.39 per share set forth in our letter of May 22, 2006. However, please note that, in Amendment No. 2, the Company has set forth an estimated offering range of $14.00 to $16.00 per share (or $2.85 to $3.26 per share before taking into account the effects of the one-for-4.904 reverse split to be effected prior to closing of the offering).

We obtained contemporaneous valuations from an independent valuation firm, Huron Consulting, during the period from January 1, 2006 through April 5, 2006. The valuations were performed in accordance with the guidelines established by the AICPA Practice Aid, “Valuation of Privately Held Company Equity Securities Issued as Compensation”. As noted in our response of May 22, 2006 the Probability Weighted Expected Return Method (“PWERM”) valuation method was utilized in establishing the fair value of the Company’s common stock at various dates prior to the initial filing of the Form S-1 Registration Statement on April 5, 2006. The valuations obtained were based on assessments of Company-specific risks and the timing and probability of anticipated liquidity events, including the potential for an initial public offering, and were contemporaneously updated based on changes in such factors.

At the April 5, 2006 S-1 filing, the Company’s valuation model assigned an 85% probability to completing an initial public offering. This compares with historical experience that 22% of IPO’s have been withdrawn, as noted in the AICPA Practice Aid at paragraph F6, page 95. In conducting the PWERM valuation, the Company assigned a 45% probability to completing a larger value IPO, defined as a post-IPO valuation of between $350 and $470 million, and a 40% probability of completing a lower value IPO, defined as a post-IPO valuation between $250 and $350 million.

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In assessing the estimated fair value of common stock of a Company prior to its IPO, the AICPA Practice Aid notes that the post-IPO valuation may not be indicative of pre-IPO valuation. The Practice Aid notes at paragraph 112, page 45 that “an underwriter’s estimate of the ultimate IPO price is generally not likely to be a reasonable estimate of the fair value for pre-IPO equity transactions of the enterprise.” Further, paragraph 113, page 46 of the Guide states “(t)he ultimate IPO price itself is not generally likely to be a reasonable estimate of the fair value for pre-IPO equity transactions of the enterprise. The value of a private enterprise during the period culminating in its successful IPO may increase significantly”.

Historically, IPOs have on average been priced at approximately a 27% discount from the mid-point of the initial filing range. Further, of the 14 IPOs completed in 2006 for biotechnology and pharmaceutical companies that may be considered comparable to Replidyne, 12 offerings (86%) were priced below the low point of the initial filing range.

The AICPA Practice Aid notes at paragraph F4, page 94 that “(u)nderwriters generally will not (and cannot) guarantee an offering price ... the offering price is not finalized until just before the registration statement becomes effective because that price must be responsive to market conditions at that time. Underwriters may estimate a range for the offering price based on market conditions existing at the time of their estimate, however, that estimate is not binding. The actual offering price is affected by market conditions as of the effective date ... the success of the road show, and investor demand for the securities offered.” The uncertainty inherent in the filing range is poignantly illustrated by the fact that the Company’s estimated filing range declined from $3.14 to $3.39 on May 22, 2006 to $2.85 to $3.14 on June 13, 2006.

Further, paragraph F12, page 97 of the AICPA Practice Aid notes that “even if the enterprise successfully completes an IPO, its private investors are not necessarily assured of realizing the IPO offering price. That is, investors in privately-held enterprises cannot always expect to obtain immediate liquidity upon the IPO and may be required to bear market risk following the IPO.” In this regard, we note that all of Replidyne’s existing stockholders are subject to a 180-day lock-up agreement, preventing them from selling their shares during this time and subjecting them to market risk not borne by holders of shares issued in the IPO.

The AICPA Guide states in paragraph 181 that “the task force believes that if an enterprise obtains a contemporaneous valuation performed by an unrelated valuation specialist, following the Practice Aid’s level A, B and C hierarchy (see paragraph 16), the enterprise has reasonably made a best effort to obtain an objective and timely consideration of the significant factors and assumptions related to such valuation”. Based on the results of the valuation completed by the independent valuation firm, the factors highlighted in the AICPA Practice Aid and the above factors observed in 2006, we

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respectfully submit to the Staff that the valuation of $1.83 at April and May 2006 is fairly stated, notwithstanding that it differs from the filing range later determined by the Company’s underwriters.

In assessing the value of the Company’s common stock in the period from February 10, 2006, the date upon which Replidyne entered into the Forest Laboratories partnership agreement, and April 2006, the Company and its independent valuation firm reassessed the probability of a public offering of the Company’s common stock and changes to the probability of other potential liquidity events. Specifically, (a) the probability for a larger IPO was assessed at 45% at April 2006, compared to 40% at February 2006, (b) the probability of a smaller IPO was assessed at 40% at April 2006, compared to 20% at February 2006 and (c) the probability of the sale of the Company was assessed at 15%, compared to 25% at February 2006. The probability of a transaction that would result in no value to the common shareholders was assessed at 0% in April 2006, compared to 15% in February 2006.

The Company’s certificate of incorporation of the Company defines “liquidation” to include the sale of the Company as well as a dissolution. Accordingly, under any scenario that involves a sale of the Company at a value less than the liquidation preferences of the preferred stock, the common stockholders would receive nothing. The aggregate liquidation preferences of the preferred stock were approximately $144 million at May 31, 2006. The assessment of probabilities at each valuation date considered the probability of successfully completing an IPO, taking into account that historically 22% of IPOs have been withdrawn. Other factors affecting the assignment of probability to various potential scenarios included overall market uncertainties for biotechnology companies, the terms of the collaboration agreement between Replidyne and Forest Laboratories, the regulatory environment and uncertainties related to the FDA approval process for antibiotic products, supply risks related to Orapem being manufactured at a single site with limited experience manufacturing in a FDA regulated environment and the fact that the date for potential approval of Orapem by the FDA is scheduled in October 2006.

Applying the above factors, the Company established a fair value per common share of $1.06 at February 2006 and $1.83 at April 2006.

The Company also notes the Staff’s comment regarding the relationship between the conversion price of the Series D preferred stock and the estimated value of the common stock at the time of the Series D offering.

In reviewing the value of the Series D preferred stock at $1.80 per preferred share, compared to the estimated fair value per common share of $0.19, we note that options

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issued at the time of the Series D preferred stock financing in August 2005 were issued with an exercise price of $0.27. A valuation performed in December 2005 by Huron Consulting indicated that the estimated fair value of the Company’s common stock in September 2005 was, in fact, $0.19 per share. Thus, in hindsight, the August 2005 options were granted at exercise prices in excess of fair market value. The factors considered in assessing the fair value per common share of $0.19 included the 8% cumulative annual dividend that is payable in cash or, upon consummation of an IPO, in common stock to the holders of preferred stock, and the liquidation preferences of $1.00, $1.25, 1.25 and $1.80 per share that are payable to the holders of Series A, Series B, Series C and Series D preferred stock, respectively, upon any liquidation (including sale) event or upon redemption of the preferred stock. Note that under liquidation scenarios, which includes a sale of the Company, the Series D preferred stock has a preference over the Series A, B and C preferred stock, which, in turn, has a preference over the common stock. After payment of the liquidation preferences of the preferred stock, together with payment of accrued dividends, the holders of preferred stock participate with the common stock in any remaining procieeds. At May 31, 2006, the aggregate liquidation preferences of the common stock were approximately $144 million.

As described above, the Company’s common stock was valued using the PWERM methodology in accordance with the AICPA Practice Aid. Accordingly, the fair value of the common stock was not calculated as a percentage of the value of the preferred shares, but rather the valuation reflects the probability-weighted outcome of various liquidation scenarios as described above and reflects the liquidation preferences attributable to the holders of our preferred stock under each specific scenario.

The liquidation preferences for preferred stockholders were evaluated under scenarios that included a large IPO, small IPO and a sale of the Company’s assets. Under these scenarios, the liquidation preferences of the preferred shareholders would depend on the proceeds generated by a liquidation event as opposed to cash on hand. The latter scenario would represent a winding up, whereby the amount realized by shareholders, including preferred shareholders, would be dependent on assets available for distribution, which could result in no proceeds being allocated to the common shareholders.

Based on the above factors, we believe that an estimated valuation of $0.19 per share is reasonable and appropriate at the time of the Series D offering and that the Company’s use of an independent valuation firm to value such shares provides the Company with an objective, albeit retroactive, valuation.
* * *
     In light of the Company’s planned roadshow and current market conditions, we and the underwriters currently anticipate requesting acceleration of the effectiveness of the Registration

Statement on June 27, 2006. We appreciate your responsiveness and assistance with this Registration Statement.
     Please do not hesitate to call me at 720-566-4022 if you have any questions or would like additional information regarding these matters.
Very truly yours,
/s/ Laura M. Medina
Laura M. Medina, Esq.

cc:	Mary K. Fraser, Securities and Exchange Commission
Kenneth J. Collins, Replidyne, Inc.
Mark L. Smith, Replidyne, Inc.
James C.T. Linfield, Esq., Cooley Godward llp
David J. Segre, Esq., Wilson Sonsini Goodrich & Rosati